Lightstone Real Estate Income Trust Inc.

1985 Cedar Bridge Ave., Suite 1

Lakewood, New Jersey 08701

November 8, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Robert F. Telewicz, Jr.

Re:	Lightstone Real Estate Income Trust Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed March 15, 2016
File No. 333-200464

Lightstone Real Estate Income Trust Inc.
Form 10-Q for the quarterly period ended June 30, 2016
Filed August 15, 2016
File No. 333-200464

Dear Mr. Telewicz:

On behalf of Lightstone Real Estate Income Trust Inc. (the “Company”), I am submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated October 26, 2016 (the “Comment Letter”) with respect to our Form 10-K for the fiscal year ended December 31, 2015 (File No. 333-200464) filed on March 15, 2016 and our Form 10-Q for the quarterly period ended June 30, 2016 (File No. 333-200464) filed on August 15, 2016.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the response.

Form 10-Q for the quarterly period ended June 30, 2016

3. Stockholders’ Equity

Residual Equity Interest, page 8

1. We note your response to our prior comment 1. We are unable to agree with your conclusion that the amounts advanced under the subordinated residual interest agreement were appropriately classified as equity. We believe that since the agreement is not legal form equity, is titled as a loan agreement and contains some debt-like features, liability classification of the instrument is required. We also note that reference made by the Company to the concepts statements, the guidance for distinguishing debt host contracts from equity host contracts in ASC 815, and the guidance for distinguishing liabilities from equity in ASC 480 are not applicable to the Company’s arrangement. Further, we note that the instrument has no features that would indicate that is indexed to the Company’s equity. Lastly, we do not believe that the fact that the instrument was designated to be subordinate to common stock provides basis for equity classification. As a result, please address the following:

Robert Telewicz

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 8, 2016

a.	Please tell us how you have evaluated the identification and correction of the apparent error in previously issued financial statements noted above in accordance with ASC 250-10-5-7.

To determine whether the financial statements contained in its previously issued financial statements are materially misstated and if restatement via amendments are necessary, the Company analyzed the effects of the misstatements on both a quantitative and qualitative basis pursuant to the guidelines contained Accounting Standards Codification (“ASC”) 250, “Accounting Changes and Error Correction” and in the SEC’s Staff Accounting Bulletin 99, Materiality (“SAB 99”) as set forth below.

Quantitative

As of March 31, 2016 and June 30, 2016, the aggregate outstanding advances under the Subordinated Agreement of approximately $3.1 million and $5.7 million, respectively, were erroneously presented as “Residual Equity Interest” and included as a component of equity on the Company’s balance sheets. The Company has subsequently determined that advances under the Subordinated Agreement should be classified as a liability on its balance sheets and interest expense should have been accrued on any outstanding advances at an annual rate of 1.48%. As illustrated below, the balance sheet classification error caused a difference between what was actually reported on the Company’s financial statements (i.e., balance sheet) and what should have been reported with respect to two line items: total liabilities and total stockholders' equity. The following shows the “As Reported” and “As Restated” amounts for the Company’s balance sheets as of March 31, 2016 and June 30, 2016:

	As of March 31, 2016		As of June 30, 2016
	As Reported	As Restated	As Reported	As Restated

Total Assets	$10,325,953	$10,325,953	$16,417,623	$16,417,623

Total Liabilities	$409,529	$3,518,542	$427,120	$6,109,133

Total Stockholders' Equity	$9,916,424	$6,807,411	$15,990,503	$10,308,490

Total Liabilities and Stockholders' Equity	$10,325,953	$10,325,953	$16,417,623	$16,417,623

The balance sheet classification error had no effect on the Company’s net income for the three months ended March 31, 2016 because no interest expense was incurred on the outstanding advances as they were not funded by the Sponsor until March 31, 2016. The balance sheet classification error resulted in an under-accrual of interest expense in the amount of $11,649 during the three and six months ended June 30, 2016, or approximately 4.06% and 3.06% of the Company’s net income for such periods, respectively. While the above noted balance sheet classification error did have a material quantitative impact on total liabilities, it did not have any material effect on the Company’s previously reported (i) total assets, (ii) total liabilities and stockholders’ equity, (iii) net income and related earnings per share or (iv) cash flows as of and for the quarterly and year-to-date periods ended March 31, 2016 and June 30, 2016. Additionally, the balance sheet classification error did not relate to the Company’s financial statements for any periods prior to March 31, 2016.

Qualitative

In light of the fact that authoritative accounting guidance emphasizes that materiality should not be reduced to a numerical formula and the predominant view is that materiality judgments can properly be made only by those that have all the facts, the Company considered qualitative factors, including the following from SAB 99 (set forth in bold along with the Company’s corresponding determination as it relates to its balance sheet classification error in italics) in its analysis of whether amendments to its previously filed financial statements are required:

Robert Telewicz

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 8, 2016

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

The misstatement did not arise from any item capable of either measurement or estimate.

•	whether the misstatement masks a change in earnings or other trends

The misstatement did not mask a change in the Company’s earnings or other trends.

•	whether the misstatement hides a failure to meet analysts’ consensus estimates for the enterprise

The misstatement did not hide a failure to meet analysts’ consensus estimates for the Company. Although the Company is a public registrant, its shares are not listed or traded on public exchange. Additionally, the Company is not reported on or followed by any analysts.

•	whether the misstatement changes a loss into income or vice versa

The misstatement did not change a loss into income or vice versa for the Company.

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

The misstatement did not concern any segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability.

•	whether the misstatement affects compliance with regulatory requirements

The misstatement did not affect the Company’s compliance with any regulatory requirements.

In connection with this conclusion, the Company did consider whether or not the balance sheet classification error had a material effect on its previously reported net asset value (“NAV”) as of March 31, 2016 and June 30, 2016. Specifically, the Company calculates its NAV in accordance with the Investment Program Association’s (“IPA”) Practice Guideline 2013-01, “Valuation of Publicly Registered, Non-Listed REITs” (“Practice Guideline 2013-01”). Practice Guideline 2013-01 provides recommendations relating to the “Valuation” of non-listed REIT securities and the disclosure of such “Valuations”. In Practice Guideline 2013-01, the IPA recommends that the “Net Asset Value” be determined in a manner consistent with the definition of fair value under generally accepted accounting principles, primarily as set forth in ASC 820. Specifically, the IPA defines Net Asset Value as “The fair value of real estate, real estate-related investments and all other assets less the fair value of total liabilities.” Additionally, Fair Value is defined as “The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Furthermore, Practice Guideline 2013-01 provides for adjustments to the NAV for preferred securities, special interests & incentive fees as follows:

•	Calculate and deduct: (i) any net asset value allocated to preferred securities; and (ii) any estimated incentive fees, participations, or special interests held by or allocable to the sponsor, advisor, management or general partner based on aggregate NAV of the company and payable in a hypothetical liquidation of the company as of the valuation date in accordance with the provisions of the partnership or advisory agreements and the terms of the preferred securities.

Robert Telewicz

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 8, 2016

The Company has determined that the balance sheet classification (i.e., as a liability versus a component of equity) of the outstanding advances under the Subordinated Agreement has no impact on its estimated fair value because the outstanding advances are valued based on the underlying terms of Subordinated Agreement, which results in a fair value of zero irrespective of the balance sheet classification under GAAP.

•	whether the misstatement affects compliance with loan covenants or other contractual requirements

The misstatement did not affect the Company’s compliance with any loan covenants or other contractual requirements

•	whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

The misstatement did not have any effect on management’s compensation.

•	whether the misstatement involves concealment of an unlawful transaction

The misstatement did not involve any concealment of an unlawful transaction.

Along with the above qualitative factors, the Company also considered that the balance sheet classification error related solely to the Company’s March 31, 2016 and June 30, 2016 balance sheets and such balance sheets will not be included or presented in any financial statements contained in the Company’s future periodic filings. Furthermore, the Company’s previously issued financial statements also included extensive detailed disclosure of the Subordinated Agreement and its relevant terms and such disclosure, absent the balance sheet classification misnomer, would not require substantive change in connection with a restatement.

Based upon its analysis of considerations from both a quantitative and qualitative perspective, the Company believes that the balance sheet classification error in its previously issued financial statements would not likely have resulted in the judgment of a reasonable person being changed or influenced by the inclusion or correction of the error and therefore, has concluded that the previously issued financial statements are not materially misstated and can continued to be relied upon. Accordingly, the Company believes restatements of the previously issued financial statements via amendments are not necessary and will correct the balance sheet classification error in its financial statements (i.e., balance sheet) included in its Form 10-Q for the quarterly period ended September 30, 2016 (the “Q3 Form 10-Q”) which will be filed with the SEC on or about November 14, 2016. At that point the advances under the Subordinated Agreement will be correctly presented as a liability. Additionally, the Company will also include the following footnote disclosure in its Q3 Form 10-Q that will explain the nature of the balances sheet classification error and the amounts reclassified:

Correction of Balance Sheet Classification Error in Previously Issued Financial Statements

As of March 31, 2016 and June 30, 2016, the aggregate outstanding advances under the Subordinated Agreement of approximately $3.1 million and $5.7 million, respectively, were erroneously classified as “Residual Equity Interest” and included as a component of equity on the Company’s balance sheets as of those dates, respectively. The Company has reclassified the aggregate outstanding advances under the Subordinated Agreement to “Subordinated Advances” which are a liability on the balance sheet. There were no outstanding advances under the Subordinated Agreement prior to March 31, 2016 that would have required any reclassification. The table below shows the effect of the balance sheet classification error on total liabilities and total stockholders' equity as of March 31, 2016 and June 30, 2016.

Robert Telewicz

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 8, 2016

	As of March 31, 2016		As of June 30, 2016
	As Reported	As Restated	As Reported	As Restated

Total Assets	$10,325,953	$10,325,953	$16,417,623	$16,417,623

Total liabilities	$409,529	$3,518,542	$427,120	$6,109,133

Total Stockholders' Equity	$9,916,424	$6,807,411	$15,990,503	$10,308,490

Total Liabilities and Stockholders' Equity	$10,325,953	$10,325,953	$16,417,623	$16,417,623

b.	Please tell us how you have re-evaluated your previous conclusion related to your disclosure controls and procedures in light of the apparent identified error noted above. In addition, please confirm that you will also evaluate the impact this matter will have on your conclusions related to the effectiveness of internal control over financial reporting when applicable.

The Company has examined the balance sheet classification error to determine if the error had any effect on its previous conclusions related to the effectiveness of the design and operation of its disclosure controls and procedures and on the effectiveness of its internal control over financial reporting. Specifically, the Company evaluated and determined that since the error related to the balance sheet classification of subordinated advances under a complex non-standard agreement for which no precedent exists and that the Company had properly followed its disclosure controls and procedures which included (i) extensive research and thorough analysis related to the classification of advances under the Subordinated Agreement and (ii) consultation with its independent publicly registered accounting firm, that the Company’s disclosure controls and procedures and internal control over financial reporting were effective.

Furthermore, the Company has determined that the nature of the Subordinated Agreement is such that it is not likely that its impact would have ever resulted in a material adjustment to its financial statements even if this error had not been identified. Pursuant to the terms of the Subordinated Agreement, the Sponsor will make an investment in the Company of up to $36.0 million, which is equivalent to 12.0% of the $300.0 million maximum offering amount of the Company’s initial public offering (“IPO”). Specifically, the Subordinated agreement provides for quarterly draws to be paid by the Sponsor in an amount equal to the product of (i) $10.00 minus the then-current NAV per share, multiplied by (ii) the number of Common Shares outstanding. The Subordinated Agreement also has certain termination clauses that were principally included to provide for the Sponsor’s obligation to make advances to the Company to coincide with the offering period of its IPO. The balance sheet classification error as of March 31, 2016 and June 30, 2016 related to such advances and the amounts funded principally resulted from the difference between $10.00 and the net proceeds (i.e., offering price less organization and offering costs incurred) received per Common Share multiplied by the number of shares sold under the IPO. Accordingly, the amount of any quarterly advances to be funded during the offering period of the IPO has and will continue to have a correlation to the difference between $10.00 and the net proceeds received per Common Share multiplied by the number of shares sold under the IPO. Because the amount of the balance sheet classification error as of March 31, 2016 and June 30, 2016 was determined not to be material based on the Company’s quantitative and qualitative analysis and such correlation will generally continue, the Company believes that even if the balance sheet classification error had not been identified, the amount of misclassification would have remained relative to offering proceeds in future periods through the termination of its IPO, and not resulted in a material adjustment to the financial statements.

The Company also confirms that it will also evaluate the impact this matter will have on its conclusions related to the effectiveness of internal control over financial reporting when applicable.

Robert Telewicz

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 8, 2016

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to contact William G. Ellis by phone at 732-367-0129 extension 2420 or by email at bellis@lightstonegroup.com or me by phone at 212-616-9975 or by email at dbrandin@lightstonegroup.com.

Yours truly,

/s/ Donna Brandin
Donna Brandin
Chief Financial Officer and Principal Accounting Officer